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                                       EXHIBIT 20.2


September 9, 1999                                FOR IMMEDIATE RELEASE


           HARMAN INTERNATIONAL INDUSTRIES, INC.
  REPORTS COMPLETION OF 1.5 MILLION SHARE REPURCHASE PROGRAM
ANNOUNCES PROGRAM TO PURCHASE UP TO 1 MILLION ADDITIONAL SHARES


Washington, DC -- Harman International Industries, Inc. (HAR:NYSE) today announced that it had completed the repurchase of approximately
1.5 million shares of its common stock in the open market, under the stock repurchase program announced on June 16, 1998.

The Company also announced that its Board of Directors had approved the repurchase of an additional 1 million shares of its common stock in the open market.

Harman International Industries, Inc. (www.harman.com) is a leading manufacturer of high-quality, high-fidelity audio products for the consumer and professional markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.













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